SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33223

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oritani Financial Corp.
370 Pascack Road
Township of Washington, New Jersey 07676

REQUIRED INFORMATION

Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Oritani Bank Employees Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2009, and the related statements of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Oritani Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions as of December 31, 2009, are presented for additional analysis and are not a required part of the 2009 basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, are fairly stated in all material  respects in relation to the 2009 basic financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey
July 7, 2010

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Oritani Savings Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC

July 6, 2009
Morristown, New Jersey

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets

Investments, at fair value
Cash and cash equivalents	$260,356	$300,465
Interest in common/collective trusts	3,430,647	2,638,379
Mutual funds	27,103	3,125
Oritani Financial Corp. stock	1,476,662	2,221,858
Participant loans	129,012	128,197
	5,323,780	5,292,024

Contributions receivable:
Employer	20,629	18,044
Employee	66,391	77,849
	87,020	95,893

Other receivables	1,922	1,496
	5,412,722	5,389,413
Payables
Acquisition payables	9,881	44,254
Administrative payables	—	844
	9,881	45,098

Net assets available for plan benefits at fair value	5,402,841	5,344,315

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts
	(11,428)	5,914

Net assets available for plan benefits	$5,391,413	$5,350,229

The Notes to Financial Statements are an integral part of these statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

2009
Additions
Investment income
Net appreciation in fair value of investments	$182,846
Interest and dividend income	28,433
Net investment income	211,279

Contributions
Employer	139,273
Employee	439,421
578,694

Total additions	789,973

Deductions
Distributions	722,818
Administrative expenses	25,971

Total deductions	748,789

Net increase in net assets	41,184

Net assets available for benefits, beginning of the year	$5,350,229

Net assets available for benefits, end of the year	$5,391,413

The Notes to Financial Statements are an integral part of this statement.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of Plan
The following description is provided for general information summary purposes. Participants of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") should refer to the Summary Plan document for more detailed and complete description of the plan provisions.

General
The Plan is a defined contribution employee savings plan covering all eligible employees of Oritani Bank (the "Bank"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Participating employees with one or more years of credit service are entitled to contribute to the Plan up to 50% (subject to certain IRS limitations) of their compensation, as defined in the Plan.
The Bank matches up to 50% of the participants before tax contributions, up to 6% of compensation.

Vesting
Plan participants are 100% vested in the account balance attributable to their voluntary contributions, as well as employer matching contributions, including related earnings therein.

Investment Options
A participant can elect to invest amounts credited to their account in any of the following investment funds: Pentegra Stable Value Fund, SSgA Target Retirement 2045 Securities Lending Series Fund, SSgA Target Retirement 2035 Securities Lending Series Fund, SSgA Target Retirement 2025 Securities Lending Series Fund, SSgA Target Retirement 2015 Securities Non-Lending Series Fund, SSgA Aggressive Strategic Balanced Securities LSF, SSgA Conservative Strategic Balanced Securities LSF,  SSgA  Large Cap Growth Index Securities LSF, SSgA Long U.S. Treasury Index Securities LSF, SSgA Moderate Strategic Balanced Securities LSF, SSgA NASDAQ 100 Index Securities NLSF, SSgA/Tuckerman US REIT Index Securities NLSF, SSgA Russell Small Cap Index Securities LSF, SSgA S&P 500 Flagship Securities LSF, SSgA S&P Midcap Index Securities LSF, SSgA Large Cap Value Index Securities LSF, SSgA US Bond Index Securities Lending Series Fund,  SSgA International Index Securities Lending Series Fund and Oritani Financial Corp. Stock

Administrative Expenses
Trustee, professional and consulting fees are paid by the Plan.

Payment of Benefits
Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1 of the calendar year following the calendar year in which they attain age 701/2, except to the extent that their vested account balance as of the date of termination is less than $500; in which case interest in the Plan will be cashed out and payment forwarded to them. On termination of service due to death, the value of the entire account will be payable to the participant's beneficiary in the form of a lump sum payment, annual installments, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.

Participant Loans
Eligible participants may borrow from $1,000 up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months. The rate of interest for the term of the loan will be established as of the loan date, and is a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution (e.g., Barron's Prime Rate (base rate) plus 1%).

Distributions
During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared using the accrual method of accounting.

Payment of Benefits
Amounts paid to participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
Investments in securities are recorded at fair value on the last business day of the year based on quoted prices from national stock exchanges. Fair value of investments in common/collective trusts, are based on the fair value of underlying investments as determined by the fund sponsor. Participant loan receivable are valued at cost, which approximates fair value.

Fully Benefit-Responsive Investment Contracts are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan belonging to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Pentegra Stable Value Fund). The Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract for fully benefit-responsive investment contracts.  The estimated fair value of the Plan’s interest in the Pentegra Stable Value Fund are primarily based on the following; Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows and the security-backed contract are based on the estimated fair value of the underlying securities and the estimated fair value of the wrapper contract.  The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan has various investments, directed by participants, including mutual funds, common/collective trusts, and direct holdings in common stock of Oritani Financial Corp., parent company of the Bank.  These investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Oritani Financial Corp. common stock is subject to various risks including concentration risk since the fund invests primarily in the common stock of Oritani Financial Corp. and therefore the performance of the fund is impacted by the performance of Oritani Financial Corp. common stock. The market price of Oritani Financial Corp. common stock is dependent on a number of factors, including the financial condition and profitability of Oritani Financial Corp. and Oritani Bank. In addition, the market price for Oritani Financial Corp. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as unforeseen events not necessarily within the control of management or the board of directors of Oritani Financial Corp. and Oritani Bank.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2009 and 2008

Effects of New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under Accounting Standards Codification (“ASC”) 820 Fair Value Measurements and Disclosures.  This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity.  Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed.  This guidance was effective for interim and annual reporting periods ending after June 15, 2009 and the adoption did not have a material impact on the Plan’s financial condition or results of operations.  The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles.  This guidance establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities.  The Codification supercedes all existing non-Securities and Exchange Commission (“SEC”) accounting and reporting standards.  Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants.  This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009.  As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial condition or results of operations.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) - Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).  This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value.  It permits the use of the investment’s net asset value as a practical expedient to determine fair value.  This guidance also required additional disclosure of the attributes of these investments such as:  (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees.  This guidance is effective for periods ending after December 15, 2009.  The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.  This guidance requires:  (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted.

3.	Investments

The following presents investments at December 31 that represented 5% or more of the Plan's net assets:

	2009	2008
Oritani Financial Corp. Stock Fund	$1,476,662	$2,221,858
Pentegra Stable Value Fund**	694,614	648,939
SSgA S&P 500 Flagship Securities LSF	1,078,799	821,628
SSga Midcap Index Securities LSF	484,084	320,919

**-represents contract value

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2009 and 2008

The Pentegra Stable Value Fund (the Fund) invests in a representation of guaranteed investment contracts, bank investment contracts and/or wrapped portfolio of fixed income instruments (“synthetic investment contracts” or “synthetic GICs”).  Collectively, these contracts are referred to as investment contracts.

A traditional GIC is a group annuity contract that pays a specified rate of return for a specific period of time and guarantees a fixed return after any benefit-responsive payments are made to participants.  The issuer of a traditional GIC takes a deposit from the Fund and purchases investments that are held in the issuer’s general account.  The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Fund.  The Fund is subject to the general credit risk of the issuer.  SSgA will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.

A bank investment contract is an investment contract issued by a bank, with features (other than annuity provisions) comparable to  GIC.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities.  Events disqualifying an underlying investment as high-quality include, but are not limited to, bankruptcy of the security issuer or default or restricted liquidity of the security.  The portfolio is owned by the Fund.  The Fund purchases a wrapper contact from an insurance company or other financial services institution.  SSgA will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.  The portfolio, coupled with the wrap contract, attempts to replicate the characteristics of a traditional GIC.

The Fund one-year total return was 2.77% and 3.43% for 2009 and 2008, respectively.

The existence of certain conditions can limit the Fund’s ability to transact at contract value with the issuers of its investment contracts.  Employer initiated events, if material, may affect the underlying economies of investment contracts.  These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events.  The occurrence of one or more employer initiated events could limit the Fund’s ability to transact at contract value with plan participants.

For the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $182,846.  The net appreciation, by investment category, is as follows:

Common stock	$(370,254)
Common/collective trusts	553,100
$182,846

For the year ended December 31, 2009, investment and advisory expenses were $25,971.  The expenses are paid by the Plan.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2009 and 2008

4.	Fair Value Measurements

ASC 820 Fair Value Measurements and Disclosures. establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements.  Fair value is defined under ASC 820 Fair Value Measurements and Disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.    The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In accordance with ASC 820 Fair Value Measurements and Disclosures, the following table represents the Plan’s fair value hierarchy for its financial assets (cash and cash equivalents) measured at fair value on a recurring basis as of December 31, 2009 and 2008:

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2009 and 2008

	Fair Value Measurements at December 31, 2009
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Cash Equivalents	$260,356	$260,356	$—	$—
Pentegra Stable Value Fund	706,041	—	626,965	79,077
SSgA Target Retirement 2045 Securties Lending Series Fund- Class I	567	—	567	—
SSgA Target Retirement 2035 Securties Lending Series Fund- Class I	6	—	6	—
SSgA Target Retirement 2025 Securties Lending Series Fund- Class I	24,257	—	24,257	—
SSgA Target Retirement 2015 Securties Lending Series Fund- Class I	86	—	86	—
SSgA S&P Large Cap Growth Index Securities Lending Series Fund	88,591	—	88,591	—
SSga S&P Large Cap Value Index Securities Lending Series Fund	164,939	—	164,939	—
SSgA Long US Treasury Index Securities Lending Fund	192,861	—	192,861	—
SSgA Nasdaq-100 Index Non-Lending Series Fund-Class A	70,890	69,047	1,843	—
SSgA S&P MidCap Index Securities Lending Fund- Class I	484,084	431,319	52,765	—
SSgA US Bond Index Securities Lending Series Fund- Class I	27,103	—	27,103	—
SSgA International Index Securities Lending Series Fund- Class T	132,096	—	132,096	—
SSgA S&P 500 Index Securities Lending Series Fund- Class I	1,078,799	1,012,993	65,807	—
Ssga Aggressive Strategic Balanced Securities Lending Fund	149,805	—	149,805	—
SSgA Moderate Strategic Balanced Securities Lending Fund	49,895	—	49,895	—
SSgA Conservative Strategic Balanced Securities Lending Fund	81,716	—	81,716	—
Ssga Russell Small Cap Index Securiites Lending Series Fund- Class I	160,313	124,243	36,070	—
SSgA/Tuckerman US REIT Non-Lending Fund- Class A	45,701	44,924	777	—
Oritani Financial Corporation Stock	1,476,662	1,476,662	—	—
Participant Loans	129,012			129,012
	$5,323,780	$3,419,542	$1,696,149	$208,088

	Fair Value Measurements at December 31, 2008
	Total	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$300,465	$300,465
Interest in Common/Collective Trusts	2,638,379	34,406	2,534,072	69,901
Mutual funds	3,125		3,125
Oritani Financial Corp. Stock Fund	2,221,858	2,221,858
Participant Loans	128,197			128,197
	$5,292,024	$2,556,729	$2,537,197	$198,098

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2009 and 2008

The following is a reconciliation for assets for which Level 3 inputs were used in determining fair value for the period January 1, 2009 to December 31, 2009 and for the period January 1, 2008 to December 31, 2008:

Pentegra Stable Value Fund	2009	2008
Beginning balance	69,901	32,487
Change in unrealized appreciation	3,734	7,346
Net purchases, sales, issuances and settlements	5,443	30,068
Ending Balance	$79,079	$69,901

Participant Loans	2009	2008
Beginning balance	128,197	55,155
Loan Repayments	(36,898)	(24,099)
New Loans	37,713	97,140
Ending Balance	$129,012	$128,197

5.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 31, 2006, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code), that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6.	Plan Termination

The Plan Sponsor has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

7.	Party-in-Transactions

The Plan has investments in common stock of Oritani Financial Corp. and shares of mutual funds managed by Bank of New York, the Plan’s investment manager.  Accordingly, these transactions qualify as party-in-interest transactions.

8.	Reconciliation to Form 5500

Differences between the financial statements and the Form 5500 relates to the Trustee reporting Plan activity on the cash basis (versus accrual basis) for Form 5500. The following is a reconciliation of net assets available for benefits and contributions as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits as reported in the Statement of Net Assets Available for Benefits	$5,391,413	$5,350,229
Contributions receivable	(87,020)	(95,893)
Net assets available for benefits as disclosed in Form 5500, Schedule H	$5,304,393	$5,254,336

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2009 and 2008

The following is a reconciliation of contributions and change in net assets per the financial statements for the year ended December 31, 2009, to Form 5500:

	Contributions	Change in Net Assets
As disclosed in the financial statements	$578,694	41,184
Contributions receivable-beginning of year	95,893	95,893
Contributions receivable-end of year	(87,020)	(87,020)
As disclosed in Form 5500, Schedule H	$587,567	$50,057

9. Subsequent events were evaluated through the date the financial statements were issued. Based on this evaluation, the Plan has determined that no subsequent events occurred, which would require disclosure in financial statements, except the following:

The Boards of Directors of Oritani Financial Corp., MHC and the Company adopted a Plan of Conversion and Reorganization (the ―Plan) on February 19, 2010. Pursuant to the Plan, the MHC converted from the mutual holding company form of organization to the fully public form. The MHC was merged into the Company, and the MHC longer exists. The Company merged into a new Delaware corporation named Oritani Financial Corp. As part of the conversion, the MHC’s ownership interest of the Company was offered for sale in a public offering. The existing publicly held shares of the Company, which represents the remaining ownership interest in the Company, was exchanged for new shares of common stock of Oritani Financial Corp., the new Delaware corporation. The exchange ratio ensured that immediately after the conversion and public offering, the public shareholders of the Company owned the same aggregate percentage of Oritani Financial Corp. common stock that they owned immediately prior to that time. The conversion and public offering was completed on June 24, 2010, all of the capital stock of Oritani Bank is owned by Oritani Financial Corp.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Schedule H, Part IV - Line 4a
Schedule of Delinquent Participant Contributions
ID# 22-1174955; Plan# 001
December 31, 2009

EMPLOYEES SAVINGS & PROVIDE SHARING PLAN AND TRUST Schedule H, line 4a - Schedule of Delinquent Participant Contributions Year Ended 12/31/2009

Identity of party involved	Relationship to Plan	Description of transaction including rate of interest	Amount on line 4(a)	Lost interest

Oritani Bank	Employer	During 2009, participant contributions/loan repayments were not deposited to the Plan in a timely manner.	$196,344	$382

During 2009, Oritani Bank delayed in submitting employee contributions and loan repayments in the amount of $196,344 to the Plan unintentionally.  A soon as administratively possible, Oritani Bank will reimburse the Plan for lost interest in the amount of $381.98.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

Schedule H, Part IV - Line 4i
Schedule of Assets Held at End of Year
ID# 22-1174955; Plan# 001
December 31, 2009

(a)*	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value

	Cash and Cash Equivalents
	Cash		**	$9,210
	Collective Short Term Investment Fund	73,237 shares	**	73,237
	SSgA U.S. Government Money Market	177,909 shares	**	177,909

	Total Cash and Cash Equivalents			260,356

	Interest in Common/Collective Trusts
*	Pentegra Stable Value Fund	59,374 units	**	706,041
	SSGA Security Lending Fd Cl-A	8 units	**	86
	SSGA Age Based 2025 SEC Len Fed CL-A	2,349 units	**	24,257
	SSGA Age Based 2035 SEC Len Fed CL-A	1 units	**	6
	SSGA Age Based 2045 SEC Lending CL-A	56 units	**	567
	SSgA Aggressive Strategic Balanced Securities LSF	13,322 units	**	149,805
	SSgA Conservative Strategic Balanced Securities LSF	4,952 units	**	81,716
	SSgA Daily EAFE Index Securities LSF	7,443 units	**	132,096
	SSgA Growth Index Securities LSF	8,182 units	**	88,591
	SSgA Long U.S. Treasury Index Securities LSF	15,212 units	**	192,861
	SSgA Moderate Strategic Balanced Securities LSF	3,594 units	**	49,895
	SSga NASDAQ 100 Index NLSF	6,088 units	**	70,890
	SSgA REIT Index NLSF	2,173 units	**	45,701
	SSgA Russell 2000 Index Securities LSF	7,480 units	**	160,313
	SSgA S&P 500 Flagship Securities LSF	4,759 units	**	1,078,799
	SSgA S&P Midcap Index Securities LSF	18,139 units	**	484,084
	SSgA S&P Value Index Securities LSF	17,703 units	**	164,939

	Total Interest in Common/Collective Trusts			3,430,647

	Investment in Mutual Funds
	SSgA Aggregate Bond Fund	1,312 units	**	27,103

	Investment in Employer Securities
*	Oritani Financial Corp. Stock	107,550	**	1,476,662

	Participant Loans	Interest ranging from 4.25% to 9.25%		129,012

				$5,323,780

* Party-in-interest
** Cost omitted for participant directed investments

See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORITANI BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Date: July 14, 2010	By: /s/ Kevin Lynch
Name: Kevin Lynch
Title: President